Exhibit 99.3
The following table sets forth Deutsche Bank AG’s ratio of earnings to fixed charges for the periods:

	Six months ended	Year Ended	Year Ended
in € millions, except ratios	Jun 30, 2008	Dec 31, 2007	Dec 31, 2006

Earnings:
1. Income (loss) before income tax expense	388	8,749	8,339
2. Add: Fixed charges excluding capitalized interest (line 10)	24,849	56,062	51,452
3. Less: Net income (loss) from equity method investments	151	353	419

4. Earnings including interest on deposits	25,086	64,458	59,372
5. Less: Interest on deposits	7,540	17,371	14,025

6. Earnings excluding interest on deposits	17,546	47,087	45,347

Fixed Charges:
7. Interest Expense	24,731	55,826	51,267
8. Estimated interest component of net rental expense	118	236	185
9. Amortization of debt issuance expense	—	—	—

10. Total fixed charges including interest on deposits and excluding capitalized interest	24,849	56,062	51,452
11. Add: Capitalized interest	—	—	—

12. Total fixed charges	24,849	56,062	51,452
13. Less: Interest on deposits (Line 5)	7,540	17,371	14,025

14. Fixed charges excluding interest on deposits	17,309	38,692	37,427

Consolidated Ratios of Earnings to Fixed Charges:

Including interest on deposits (Line 4/Line 12)	1.01	1.15	1.15

Excluding interest on deposits (Line 6/Line 14)	1.01	1.22	1.21

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before income tax expense, less net income (loss) from equity method investments plus fixed charges. Fixed charges for these purposes consist of interest expense and a portion of rentals, reflecting one-third of net rental expense, deemed representative of the interest component of the rental expense. These ratios are presented both including and excluding interest on deposits.